STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
I-WEB MEDIA, INC.

I-WEB MEDIA, INC. (the “Corporation”) a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

FIRST:  Pursuant to Unanimous Written Consent of the Board of Directors of the Corporation on November 15, 2010, the following amendment to the Certificate of Incorporation of the Corporation was approved:

Article “One” of the Certificate of Incorporation is amended to read in its entirety as follows:

“The name of the Corporation shall be: “Heartland Bridge Capital, Inc.”

Article “Fourth” of the Certificate of Incorporation is amended to read in its entirety as follows:

“This Corporation is authorized to issue two classes of shares of stock to be designated as “Common Stock” and “Preferred Stock”.  The total number of shares of Common Stock which this Corporation is authorized to issue is Two Hundred Fifty Million (250,000,000) shares, par value $0.0001.  The total number of shares of Preferred Stock which this Corporation is authorized to issue is Twenty Million (20,000,000) shares, par value $0.0001.

The shares of Preferred Stock may be issued from time to time in one or more series.  The Board of Directors of the Corporation (the “Board of Directors”) is expressly authorized to provide for the issue of all or any of the shares of the Preferred Stock in one or more series, and to fix the number of shares and to determine or alter for each such series, such voting powers, full or limited, or no voting powers, and such designations, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issue of such shares (a “Preferred Stock Designation”) and as may be permitted by the General Corporation Law of the State of Delaware.  The Board of Directors is also expressly authorized to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issue of shares of that series.  In case the number of shares of any such series shall be so decreased, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series.  The Board of Directors also has express authority over any wholly unissued shares.”

SECOND:  That the foregoing amendment has been consented to and authorized by the holders of a majority of the issued and outstanding stock entitled to vote by written consent in lieu of meeting in accordance with Section 228 of the General Corporation Law of the State of Delaware.

THIRD:  That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH:  This Certificate of Amendment shall be effective as of December 29, 2010.

IN WITNESS WHEREOF, said Corporation has caused this certificate to be signed this 7th day of December, 2010.

By:	/s/ James F. Groelinger
James F. Groelinger,
Chief Executive Officer